FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Resolutions of the 2005 Annual General Meeting of Shareholders

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	March 18, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Resolutions of the Annual General Meeting of Shareholders

1. Approval of Financial Statements
Fiscal Year 2004 (Unit : KRW millions)
– Total Assets		216,432	– Sales	53,192
– Total Liabilities		11,205	– Operating Income	20,433
– Capital Stock		6,485	– Net Income	21,016
– Total Shareholders’ Equity		205,227	* Earnings per Share (KRW)	1,626
* External Auditor’s Opinion			Unqualified
2. Dividend Decision
a. Cash Dividend	Dividend per Share(KRW)	Common Shares	Year-end Dividend	250
			Interim • Quarterly Dividend	–
		Preferred Shares	Interim • Quarterly Dividend	–
			Year-end Dividend	–
	Total Dividends (KRW)		3,225,000,000
	Dividend Rate to Market Value (%) (Including Interim Dividend)	Common Shares		1.1
		Preferred Shares		–
b. Stock Dividend	Stock Dividend Rate(%)	Common Shares		–
		Preferred Shares		–
	Total Stock	Common Shares		–

	Dividends	Preferred Shares
3. Appointment of Directors, Outside Directors, Auditors, and Members of Audit Committee (As of the Appointment Date)
a. Details of Appointment			4 directors, 3 outside directors,
b. Number of Outside Directors after Appointment	Total Number of Directors		7
	Total Number of Outside Directors		3
	Outside Director Appointment Ratio(%)		42.9
c. Number of Auditors after Appointment	Standing Auditor		–
	Non-Standing Auditor		–
d. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors outside directors		3
	Members of Audit Committee who are not Outside Directors		–
4. Details of Other Resolutions	– Item 1. Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the Fiscal Year 2003
Þ Approved as proposed
– Item 2. Appointment of Directors
Þ Approved as proposed
– Item 3. Approval of the ceiling amount of remuneration for directors
			Þ Approved (KRW 1.8 billion)
5. Date of Shareholders' Meeting			March 18th, 2005
6. Others			–
* Date of Relevant Disclosure			–

                          [Details of the Appointed Directors]

Name	Date Of Birth	Term of Office	Details Appointment Director	Profile	Current Position	Education	Nationality
Cho, Ki Yong	September 13, 1974	2 years	Reappointed	– Anyang Technical College – Mirinaesoft – Webzen CTO	– Webzen CTO	– Anyang Technical College	Korean
Kim, Won Seon	March 27, 1959	2 years	Reappointed	– Seoul National University – Samsung Corporation – Webzen CFO	– Webzen CFO	– Seoul National University	Korean